Exhibit 99.1

Entry into 10b5-1 ADS Repurchase Plan

Alibaba Group Holding Limited (the “Company”) has entered into a purchase plan pursuant to Rule 10b5-1 under the Exchange Act of 1934 to repurchase from the open market American depositary shares (“ADSs”) representing the Company’s ordinary shares.

This plan has been adopted to implement the Company’s previously announced US$6 billion share repurchase program.  The Company has not made any repurchases to date under that repurchase program.

September 7, 2018